UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number: 001-38091

NATIONAL ENERGY SERVICES REUNITED CORP.

(Translation of registrant’s name into English)

777 Post Oak Blvd., Suite 730

Houston, Texas 77056

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [  ] No [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [  ] No [ X ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

National Energy Services Reunited Corp. Becomes a Foreign Private Issuer

As of June 30, 2018, which was the last business day of the registrant’s second quarter, National Energy Services Reunited Corp. (the “Company”) determined that it would qualify as a foreign private issuer, as that term is defined in Rule 3b-4(c) promulgated under the Securities Exchange Act of 1934, beginning as of July 1, 2018. As a result, the Company will no longer file annual reports on Form 10-K, quarterly reports on Form 10-Q or current reports on Form 8-K. Instead, it will file its annual report on Form 20-F and other reports on Form 6-K. These reports are available to the public over the internet at the SEC’s website at www.sec.gov and from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 (telephone 1-800-SEC-0330).

Notification Letter from Nasdaq

On July 13, 2018, the Company received a notification letter from Nasdaq regarding the Company’s compliance with the “round lot holder” requirements for initial listing on The Nasdaq Capital Market following the completion of the Company’s business combination with Gulf Energy SAOC and National Petroleum Services on June 6, 2018. The Company has been actively monitoring the available round lot holder information since the time of the business combination and believes it has approximately 291 round lot holders of its ordinary shares and approximately 239 round lot holders of its warrants as of July 13, 2018. Nasdaq Listing Rule 5505(a)(3) provides for a minimum of 300 round lot holders of the Company’s ordinary shares and Listing Rule 5515(a)(4) provides for a minimum 400 round lot holders of the Company’s warrants to purchase one-half of one ordinary share. The letter states that the staff of Nasdaq (the “Staff”) has determined that the Company has not demonstrated compliance with such requirements. The Company is currently undertaking a program of actions to increase the number of round lot holders of its ordinary shares and warrants so as to meet the applicable listing requirements. If the Company achieves the requisite number of round lot holders of its ordinary shares and warrants and otherwise remains in compliance with the applicable listing requirements, the Company expects that Nasdaq will withdraw the notification letter and the ordinary shares and warrants will continue to be listed on The Nasdaq Capital Market. The Company has until July 20, 2018 to appeal the Staff’s determination to a Nasdaq Hearings Panel (the “Panel”). The Company intends to appeal the Staff’s determination and request a hearing. The request for a hearing will stay any suspension and delisting of the Company’s ordinary shares and warrants on The Nasdaq Capital Market pending the Panel’s decision and the expiration of any extension period granted by the Panel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2018	NATIONAL ENERGY SERVICES REUNITED CORP.

	By:	/s/ Melissa Cougle
	Name:	Melissa Cougle
	Title:	Chief Financial Officer